THIS AGREEMENT made effective as of the 3rd day of October, 2017.

BETWEEN:
<<Shareholder>>, an individual residing in <<City>>, in the Province of <<Province>> (hereinafter referred to as the "Vendor")

- and -

2071827 ALBERTA LTD., a body corporate duly incorporated pursuant to the laws of the Province of Alberta (hereinafter referred to as the "Purchaser")

SHARE PURCHASE AGREEMENT

PREAMBLE

WHEREAS:

A.The Vendor is the registered and beneficial owner of the Subject Shares which, together with the remaining Employee Shares and Corporate Sellers’ Shares, comprise all of the issued and outstanding Shares in the capital of the Corporation;

B.The Purchaser wishes to purchase the Subject Shares from the Vendor and the Vendor wishes to sell the Subject Shares, all on the terms and conditions herein contained (the "Acquisition");

C.Concurrently with the execution of this Agreement, the Purchaser has entered into the Corporate Seller SPA with the Corporate Sellers, for the purchase and sale of all of the Corporate Sellers’ Shares; and

D.Concurrently with the execution of this Agreement, the Purchaser has entered into similar agreements with the remaining Employee Shareholders, for the purchase and sale of all of the remaining Employee Shares.

NOW THEREFORE in consideration of the mutual covenants herein contained, the Parties do hereby agree as follows:

ARTICLE1

1.1	Definitions

In this Agreement unless there is something in the subject matter or context inconsistent therewith:

(a)	"Acquisition" has the meaning set out in Recital B;

(b)
"Affiliate" means any Person which, directly or indirectly, controls, is controlled by or is under common control with another Person, and for the purpose of this definition, "control" (including with correlative meanings, the terms "controlled by" or "under common control") means the power to direct or cause the direction of the management and policies of any Person, whether through the ownership of voting securities, by contract or otherwise;

(c)
"Agreement" means this Agreement as the same may be amended from time to time in accordance with the terms hereof, and the expressions "herein", "hereof", "hereto", "above", "below" and similar expressions if used in any subparagraph, paragraph, subsection, section or article of this Agreement refer and relate to the whole of this Agreement and not to that subparagraph, paragraph, subsection, section, or article only, unless otherwise expressly provided;

(d)	"Ancillary Agreements" means, collectively, the Non-Competition Agreement and any other agreements entered into by any Party in respect of the Closing;

(e)	"Assets" means all of the Corporation's property and assets of every nature and kind, wherever located;

(f)
"Authorization" means, with respect to any Person, any order, approval, consent, waiver, license, permit, registration, clearance, qualifications or similar authorization of or by any Governmental Authority having jurisdiction over such Person;

(g)	"Business" means the business of the development, design and production of heating and filtration solutions for industrial and hazardous area applications;

(h)	"Business Day" means any day other than a day which is a Saturday, a Sunday or a day on which banks in Edmonton, Alberta or San Marcos, Texas are generally not open for business;

(i)	"Closing" means the completion of the purchase and sale of the Subject Shares hereunder;

(j)
"Closing Date" means (i) October 30, 2017 or such later date as may be determined pursuant to the terms of Corporate Seller SPA or (ii) such earlier or later date as the parties to the Corporate Seller SPA may agree upon in writing, but in no event later than November 30, 2017;

(k)	"Closing Time" means 10:00 a.m. (Mountain Daylight Time) on the Closing Date;

(l)
"Contract" means any legally binding oral or written contract, agreement, arrangement, indenture, transaction, lease, license, deed of trust, sales order, purchase order, instrument, understanding, undertaking or other commitment;

(m)	“Corporate Sellers” mean Camary Holdings Ltd. and Rocor Holdings Ltd.;

(n)
“Corporate Seller Shares” means the six million three hundred thirty-nine thousand sixteen (6,339,016) Class “A” Shares and ten thousand eight hundred eighty-nine (10,889) Class “D” Shares legally and beneficially owned by the Corporate Sellers;

(o)
“Corporate Seller SPA” means the agreement dated the 3rd day of October, 2017 between the Corporate Sellers and the Purchaser for the purchase, as of the Effective Time, of the Corporate Seller Shares, representing all of the remaining Shares in the capital of the Corporation other than the Subject Shares;

(p)	"Corporation" means CCI Thermal Technologies Inc., a body corporate incorporated under the laws of Alberta;

(q)
“Effective Time” means the effective time of the Corporate Seller SPA, being 10:00 a.m. MDT on October 30, 2017 or such other date and time as may be agreed between the parties to the Corporate Seller SPA;

(r)
"Employee Shareholder” means any of Eric Azinger, Michael Arbour-Neagoe, Tim Chambers, Chris Donnelly, Chris Duggan, Mike Fox, Alejandro Maldonado, Bernie Moore, Jarek Szynkarczuk, Dave Ten Eycke, Lorne Weran, Garth Wideman, Cathy Roozen and Harold Roozen, and “Employee Shareholder” means all of them;

(s)
“Employee Shares” means five hundred ninety-nine thousand five hundred fifty (599,550) Class “B” Shares and one hundred fifty four thousand eight hundred twelve (154,812) Class “C” Shares in the capital of the Corporation, owned by the Employee Shareholders, which include the Subject Shares;

(t)	“Escrow Agent” means Miller Thomson LLP, in its capacity as escrow agent pursuant to an escrow agreement entered into between Miller Thomson LLP, the Corporate Sellers and the Purchaser;

(u)	“Final Closing Statement” has the meaning assigned to that term in Section 2.5 of the Corporate Seller SPA;

(v)	"Financial Adjustment Time" means 11:59 p.m. on the day preceding the Closing Date;

(w)
"Governmental Authority" means any: (a) multinational, federal, provincial, territorial, state, municipal, local or other government, governmental or public department, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign; (b) subdivision or authority of any of the foregoing; (c) stock-exchange; or (d) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

(x)
"Laws" means the general principles of common law, civil law and equity, and all applicable: (a) laws, statutes, codes, ordinances, decrees, treaties, resolutions, rules, regulations and municipal by-laws; (b) regulatory judgments, orders, decisions, rulings or awards of any Governmental Authority; and (c) to the extent they have the force of law, any policies, guidelines and notices of any Governmental Authority, as from time to time in force and effect and whether binding on or affecting the Person referred to in the context in which the word is used;

(y)
"Legal Proceeding" means any litigation, action, suit, prosecution, audit, investigation, hearing, inquiry, claim, demand, formal grievance, notice of non-compliance or defect, citation, directive, legal charge, arbitration proceeding or other legal notice or legal proceeding, judgment, order or decree, and includes any appeal or review and any application for appeal or review of any of the foregoing;

(z)
“Non-Competition Agreement” means the non-competition and non-solicitation agreements to be entered into by the Vendor prior to Closing, in a form mutually acceptable to counsel for the Employee Shareholders and the Purchaser, for a term which in respect of each Employee Shareholder receiving proceeds from the sale of its portion of the Employee Shares in excess of One Hundred Fifty Thousand ($150,000.00) Dollars of three years from the date of termination of employment, and for a term of two years from the date of termination of employment for each other Employee Shareholder;

(aa)	“Parties” mean the Vendor and the Purchaser;

(ab)
"Person" includes any individual, corporation, limited liability company, unlimited liability company, body corporate, partnership, limited partnership, limited liability partnership, firm, joint venture, syndicate, association, capital venture fund, trust, trustee, executor, administrator, legal personal representative, estate, government, governmental authority and any other form of entity or organization, whether or not having legal status;

(ac)	"Purchase Price" means the sum of <<Price>>, subject to adjustment in accordance with the further terms of this Agreement;

(ad)	“Share” means a share of any class in the capital of the Corporation and “Shares” means more than one Share;

(ae)	"Subject Shares" means <<Shares>> Class “<<Class>>” Shares which are owned by the Vendor;

(af)	“Target Working Capital Amount" means Thirty-Three Million, Eight Hundred Ninety-Seven Thousand, Six Hundred and Thirteen ($33,897,613.00) Dollars; and

(ag)	“Vendor Participation Fraction” means <<Fraction>>.

Capitalized words and phrases not otherwise defined herein shall have the same meaning as is ascribed to them in the Corporate Seller SPA.

1.2	Preamble
The Parties hereby confirm and ratify the matters contained and referred to in the Preamble to this Agreement and agree that same are expressly incorporated into and form part of this Agreement.

1.3	Governing Law
This Agreement, and, to the extent no choice of law is specified therein, the Ancillary Agreements and any documents delivered in connection with this Agreement will be governed by and construed, interpreted and enforced in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

1.4	Currency
Unless otherwise indicated, all dollar amounts referred to in this Agreement are stated in Canadian currency.

1.5	Interpretation Not Affected by Headings or Party Drafting
The division of this Agreement into Articles and Sections, and the insertion of headings are for convenience of reference only and are not to affect the construction or interpretation of this Agreement. The Parties acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting Party will not be applicable in the interpretation of this Agreement.

1.6	Certain Phrases

In this Agreement:

(a)	the term "including", "includes" and "include" means "including (or includes or include) without limitation";

(b)	any reference to a specific Article or Section number refers to the specified Article or Section in this Agreement; and
with respect to calculating a period of time, time periods "within" or "following" which any act is to be done will be calculated by excluding the day on which the period commences and including the day which ends the period, and by extending the period to the next Business Day if the last day of the period is not a Business Day.

1.7	Number and Gender
In this Agreement, unless the context otherwise requires, words importing the singular number include the plural and vice versa. Words importing the use of any gender includes all genders, including the neutral gender "it".

1.8	Statutes
Unless otherwise provided for in this Agreement, any reference to statutes or regulations in this Agreement refer to such statutes or regulations as amended or replaced from time to time.

ARTICLE2

2.1.	Purchase and Sale
On the terms and subject to the fulfillment of the conditions in this Agreement, at the Closing Time the Vendor agrees to sell, assign and transfer the Subject Shares to the Purchaser, and the Purchaser agrees to purchase the Subject Shares from the Vendor, free and clear of all Encumbrances.

2.2.	Purchase Price
The aggregate purchase price payable by the Purchaser to the Vendor for the sale of the Subject Shares and the performance by the Vendor of the Vendor's obligations under this Agreement shall be the Purchase Price, subject to the adjustments provided for in this Section 2.2:

a.	the Purchase Price will be adjusted for every One ($1.00) Dollar of Working Capital differential, as follows (collectively, the "Purchase Price Adjustments"):

(i)
decreased by an amount determined by multiplying the Vendor Participation Fraction by the amount, if any, by which the Corporation’s Working Capital as at the Financial Adjustment Time is less than the Target Working Capital Amount; or

(ii)
increased by an amount determined by multiplying the Vendor Participation Fraction by the amount, if any, by which the Corporation’s Working Capital as at the Financial Adjustment Time is greater than the Target Working Capital Amount.; and

(iii)
increased by an amount determined by multiplying the Vendor Participation Fraction by the amount of any net Tax refunds received by the Corporation and payable to the Vendor as an adjustment to the Purchase Price in accordance with the terms of Section 2.11 of the Corporate Seller SPA; or

(iv)
decreased by an amount determined by multiplying the Vendor Participation Fraction by the amount of any net Tax payable by the Corporation as an adjustment to the Purchase Price in accordance with the terms of Section 2.11 of the Corporate Seller SPA.

b.
the Purchase Price payable at Closing by the Purchaser to the Vendor (the "Estimated Purchase Price") will be based on the foregoing Purchase Price Adjustments and from the best estimate of the consolidated balance sheet of the Corporation as at the Financial Adjustment Time (the "Estimated Closing Statement"). The Estimated Closing Statement will be prepared in accordance with generally accepted accounting principles and delivered in accordance with the term of the Corporate Seller SPA.

c.
The Purchase Price will be further adjusted post-Closing in accordance with the terms of Section 2.6 of the Corporate Seller SPA (the amount as so adjusted being the “Final Purchase Price”) on the basis of a Final Closing Statement, which shall be prepared and delivered within ninety (90) days of the Closing Date in accordance with Section 2.5 of the Corporate Seller SPA. The Vendor acknowledges the Vendor's obligation to reimburse the Corporate Sellers for an amount determined by multiplying the Vendor Participation Fraction by the amount of any Shortfall Amount identified in the determination of the Final Purchase Price, upon such amount being paid by the Corporate Sellers to the Purchaser on behalf of the Vendor in accordance with the terms of Section 2.6 of the Corporate Seller SPA.

2.3.	Deposit
The Vendor acknowledges that contemporaneously with the execution and delivery of the Corporate Seller SPA the Purchaser has paid to the Escrow Agent on behalf of the Corporate Sellers, Five Million Canadian Dollars ($5,000,000.00) (the "Deposit") in escrow, as an earnest money deposit against the payment of the Purchase Price and the purchase price under the Corporate Seller SPA. The Deposit is to be dealt with as follows:

a.
if Closing occurs the Deposit and the interest earned thereon while held by the Escrow Agent shall be paid to the Corporate Sellers in accordance with the terms of Section 2.4 of the Corporate Seller SPA and credited against the purchase price under that agreement; or

b.
if Closing does not occur, and the Corporate Seller SPA is terminated by the Purchaser or the Corporate Sellers in consequence of Purchaser’s failure to procure Financing in accordance with the terms of the Corporate Seller SPA:

i.
the Deposit and any interest earned thereon while held by the Escrow Agent shall be forfeited to and retained by the Employee Shareholders and Corporate Sellers for their own accounts absolutely as a genuine pre-estimate, by the Employee Shareholders, Corporate Sellers and Purchaser, of the Employee Shareholders' and Corporate Sellers’ liquidated damages as a result of Closing not occurring; and payment of such liquidated damages by forfeiture of the Deposit and any interest thereon to the Employee Shareholders and Corporate Sellers shall be the Employee Shareholders and Corporate Sellers sole remedy in respect of Closing not occurring and upon such payment being made Purchaser shall be released from all further Liabilities under the Corporate Seller SPA or this Agreement; and

ii.
the Vendor Participation Fraction of the Deposit and the interest earned thereon shall be disbursed by the Escrow Agent in favour of the Vendor in consequence of the Vendor's ownership of the Subject Shares; or

c.
if Closing does not occur and the Corporate Seller SPA is terminated in circumstances where Section 2.3(b) does not apply, the Deposit and the interest earned thereon while held by the Escrow Agent shall be paid by the Escrow Agent to Purchaser in accordance with the terms of the Corporate Seller SPA.

2.4.	Section 56.4 Election
The Purchaser and the Vendor intend that the conditions set out in Subsection 56.4(7) of the Income Tax Act (Canada) (the “Tax Act”) have been met such that Subsection 56.4(5) of the Tax Act applies to any "restrictive covenants" (as defined in Subsection 56.4(1) of the Tax Act) granted by any the Vendor pursuant to the Non-Competition Agreement (the "Non-Competition Covenants"). For greater certainty:
(a)    for the purposes of paragraph 56.4(7)(d) of the Tax Act, no proceeds will be attributable, allocable, received or receivable by the Vendor for granting the Non-Competition Covenants;
(b)    the Non-Competition Covenants are integral to this Agreement and have been granted to maintain or preserve the fair market value of the Subject Shares; and
(c)    the Purchaser would not purchase the Subject Shares without having the benefit of the Non-Competition Covenants.
Notwithstanding the foregoing, nothing in this Section 2.4 will diminish, limit or derogate from the validity or enforceability of any of the Non-Competition Covenants and the Vendor is agree that they will not assert or claim that this Section 2.4 diminishes, limits or derogates from the validity or enforceability of such Non-Competition Covenants in any manner whatsoever. The Purchaser will, within five Business Days of a written request from the Vendor to do so, make jointly with the Vendor one or more elections pursuant to or in respect of Subsection 56.4(7) of the Tax Act in the required manner and using a form prescribed for such purposes (if applicable) and otherwise reasonably acceptable to their respective counsels, as will cause Subsection 56.4(5) of the Tax Act to apply to the Non-Competition Covenants granted by the Vendor. Such election will reflect that the Parties have allocated no consideration to the restrictive covenant. Provided that the Purchaser complies with this Section 2.4, Purchaser will have no Liability to the Vendor or otherwise with respect to any consequences arising pursuant to the Tax Act associated with any such election.

ARTICLE3

3.1	Vendor’s Representations and Warranties
The Vendor severally represents and warrants to the Purchaser as follows, as to the Vendor and the Vendor's Subject Shares, only, and acknowledges and confirms that the Purchaser is relying upon such representations and warranties in connection with the acquisition of the Subject Shares, all of which are material to the Purchaser in entering into this Agreement:

a.
the Vendor is the registered and beneficial owner of the SubjectShares. The Vendor has the exclusive right to sell, assign and transfer such Subject Shares as provided in this Agreement free and clear of any Encumbrances except for the restrictions, if any, contained in securities Laws and the Corporation's articles, by-laws and other constating documents. Upon Closing of the transactions contemplated by this Agreement, the Purchaser will be the sole registered and beneficial owner of the Subject Shares, free and clear of all Encumbrances, except for the restrictions, if any, contained in securities Laws and the Corporation's articles, by-laws and other constating documents;

b.
except for the Purchaser's right under this Agreement, no Person has any agreement or commitment (written or verbal), or any right or privilege capable of becoming an agreement or commitment for the acquisition of any of the Subject Shares from the Vendor and upon consummation of the transactions contemplated herein the Purchaser shall acquire the Subject Shares free and clear of any rights, interest or claim of the Vendor;

c.	the Vendor is not a non-resident of Canada within the meaning of the Tax Act;

d.	no notices, consents, authorizations, licenses, permits, approvals or orders of any person are required to permit the Vendor to participate in this Agreement; and

e.
neither the entering into and the delivery of this Agreement, nor the Vendor's participation in the Closing to which these representations and warranties relate, will result in the breach, violation or acceleration of:

i.	any agreement or other instrument to which the Vendor is a party or by which the Vendor is bound; or

ii.	any order or judgment of any Governmental Authority or any applicable law;

f.
this Agreement, and as of the Closing Time, each of the Ancillary Agreements to which the Vendor is a party in connection with the Acquisition have been duly executed and delivered by the Vendor, and each such agreement constitutes a legal, valid and binding obligation of the Vendor, enforceable against the Vendor in accordance with its terms, subject only to any limitation under Laws relating to:

i.	bankruptcy, winding-up, insolvency, arrangement and other laws of general application affecting the enforcement of creditors' rights; and

ii.	the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunctive relief;

g.
the Vendor is an individual resident of Canada. The Vendor has good and sufficient right and authority to enter into all agreements and transactions to which the Vendor is a party in connection with the Acquisition and to perform all obligations under such agreements and transactions;

h.
the Vendor has not retained any broker or finder or incurred any liabilities or obligations to pay any fees, commissions or other similar forms of compensation to any broker, finder, financial advisor, or agent with respect to the Acquisition.

3.2	Representations and Warranties of the Purchaser
The Purchaser represents and warrants to the Vendor as follows, and acknowledges and confirms that the Vendor is relying upon such representations and warranties in connection with the sale of the Subject Shares:

a.
the Purchaser is a corporation duly formed and existing under the laws of its jurisdiction of formation. The board of directors of the Purchaser have or will have by Closing taken all necessary corporate actions, steps and other proceedings to approve and authorize the Acquisition. The Corporation has good and sufficient right and authority to enter into this Agreement and all other agreements, including any of the Ancillary Agreements, to which it is a party in connection with the Acquisition and to perform all obligations under such agreements;

b.
this Agreement, and as of the Closing Time, each of the Ancillary Agreements to which the Purchaser is a party and all other agreements to which the Purchaser is a party in connection with the Acquisition, have been duly executed and delivered by the Purchaser and each such agreement constitutes a legal, valid and binding obligation of the Purchaser, enforceable against it in accordance with its terms, subject only to any limitation under Laws relating to:

i.	bankruptcy, winding-up, insolvency, arrangement and other laws of general application affecting the enforcement of creditors' rights; and

ii.	the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunctive relief;

c.
the execution, delivery and performance by the Purchaser of this Agreement, all other agreements to which it is a party in connection with the Acquisition, including each of the Ancillary Agreements and the completion of the transactions contemplated by this Agreement will not constitute or result in a violation or breach of, or conflict with:

i.	any term or provision of the Purchaser's articles, by-laws or other constating documents;

ii.	the terms of any Contract to which the Purchaser is a party or by which it is bound;

iii.	any term or provision of any of the Authorizations of the Purchaser; or

iv.	any order or judgment of any Governmental Authority or any Law;

d.
there is no requirement for the Purchaser to obtain any Authorization from, make any filing with, or give notice to, any Governmental Authority in connection with, or as a condition to, the lawful completion of any of the transactions contemplated by this Agreement.

3.3	Survival of Representations and Warranties
The Parties acknowledge and agree that the representations and warranties of the Vendor and the Purchaser contained in Sections 3.1 and 3.2 hereof shall survive the effective date of this Agreement and shall continue and remain in full force and effect indefinitely.

ARTICLE4

4.1	Closing
The closing of the transaction contemplated herein will occur at the Closing Time at the offices of Bennett Jones LLP at 4500 Bankers Hall East, 855 - 2nd Street SW, Calgary, Alberta, T2P 4K7 or at such other place or in such other manner as the Parties may agree in writing. The Closing will be effective as of the Closing Time.

4.2	Closing Documents
On the Closing Date:

a.	the Vendor shall deliver to the Purchaser the certificate representing the Subject Shares, together with a duly signed transfer of such Subject Shares;

b.	the Vendor shall deliver to the Purchaser an executed Non-Competition Agreement;

c.
all necessary corporate actions and proceedings as are approved by counsel for the Corporation shall be taken so as to permit the due and valid transfer of the Subject Shares from the Vendor to the Purchaser;

d.	the Purchaser shall deliver to the Vendor, in form satisfactory to counsel to the Corporate Sellers:

i.	certified copies of the Resolutions of the Board of Directors of the Purchaser authorizing the execution, delivery and performance of this Agreement by the Purchaser;

ii.	the executed Non-Competition Agreement; and

iii.	such other documents as may be required by the terms of the Corporate Sellers’ SPA; and

e.	the Parties shall execute and deliver such other documents and instruments as counsel for the Corporate Sellers and the Purchaser may require, acting reasonably.

ARTICLE5

5.1	Announcements
No Party will issue a press release or make any other public announcement relating to this Agreement or the Acquisition unless the other Party provides its prior written approval of the content, timing and manner of such press release or public announcement (acting reasonably), or if required by Law. If a Party is required to publicly disclose the Acquisition or Agreement by Law (the "Required Disclosure"), then the Party making the Required Disclosure must consult with the other Party regarding the content of the Required Disclosure and provide the other Party no less than three Business Days to review and comment on the substance of the Required Disclosure prior to its publication or filing.

5.2	Further Assurances
At all times after the Closing Date, each Party, at its expense, shall promptly execute and deliver all such documents including additional conveyances, instruments, transfers, consents and other assurances, and do all such other acts and things as the other Parties, acting reasonably, may from time to time request be executed or done in order to better evidence, perfect or give effect to any provision of this Agreement or other document delivered pursuant to this Agreement or any of the respective obligations created or intended to be created by this Agreement.

5.3	Dispute Resolution and Submission to Jurisdiction
If any controversy or dispute (a "Dispute") arises with respect to this Agreement, the Ancillary Agreements (to the extent no choice of law is specified therein) or any transactions contemplated by this Agreement, the Dispute or Legal Proceeding must be brought in the Alberta Court of Queen's Bench in the City of Edmonton, and each Party irrevocably submits and agrees to attorn to the non-exclusive jurisdiction of that court. The Parties irrevocably and unconditionally waive any objection to the venue of any Dispute or Legal Proceeding in that court and irrevocably waive and agree not to plead or claim in that court that such Dispute or Legal Proceeding has been brought in an inconvenient forum.

5.4	Time of the Essence
Time is of the essence in the performance of the Parties' respective obligations under this Agreement.

5.5	Remedies Cumulative
Subject to the provisions of Section 2.3(b)(i) hereof, the rights and remedies of the Parties under this Agreement are cumulative and in addition and without prejudice to and not in substitution for any rights or remedies provided by Law. Any single or partial exercise by any Party of any right or remedy for default or breach of any term, covenant or condition of this Agreement does not waive, alter, affect or prejudice any other right or remedy to which such Party may be lawfully entitled for the same default or breach.

5.6	Counterparts
This Agreement may be executed and delivered in counterparts and may be delivered in original or electronic form, each of which when so executed and delivered will be deemed to be an original and when taken together, will constitute one and the same Agreement.

5.7	Expenses
Each of the Parties shall be responsible for all expenses incurred by it in connection with this Agreement, including fees of its respective legal, accounting, broker and other professional fees and payments to directors, officers and employees, retention payments and other change-of-control or similar payments or bonuses payable solely as a result of the Acquisition.

5.8	Successors and Assigns
This Agreement will be binding upon and enure to the benefit of the Parties and their respective heirs, executors, administrators, successors and permitted assigns. The rights and obligations of the Vendor under this Agreement may not be assigned or transferred without the prior written consent of the Purchaser. The rights and obligations of the Purchaser under this Agreement may not be assigned or transferred prior to Closing without the prior written consent of the Vendor, except that the Purchaser may assign its rights and obligations under this Agreement to an Affiliate of the Purchaser, to a lender or lenders as security for obligations owed to a lender or lenders without the consent of the Vendor, or to any Person that acquires all or substantially all of the property and assets of the Purchaser or acquires a majority of the Purchaser's issued and outstanding voting securities, whether by way of amalgamation, merger or otherwise.

5.9	Third-Party Beneficiaries
Nothing in this Agreement, express or implied, is intended to confer upon any Person, other than the Parties and their respective heirs, executors, administrators, successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

5.10	Entire Agreement
This Agreement constitutes the entire agreement between the Parties and supersedes all other agreements, representations, warranties, statements, promises, information, arrangements and understandings, whether oral or written or express or implied, with respect to the subject matter of this Agreement. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as provided in this Agreement.

5.11	Waiver
No waiver of any default, breach or non-compliance under this Agreement will be effective unless in writing and signed by the Party to be bound by the waiver. No waiver will be inferred from or implied by any failure to act or delay in acting by a Party in respect of any default, breach or non-observance or by anything done or omitted to be done by another Party. The waiver by a Party of any default, breach or non-compliance under this Agreement will not operate as a waiver of that Party's rights under this Agreement in respect of any continuing or subsequent default, breach or non-observance (whether of the same or any other nature).

5.12	Amendments
No modification or amendment to this Agreement may be made unless agreed to by the Parties in writing.

5.13	Severability
If any arbitrator or court of competent jurisdiction determines any provision of this Agreement or portion thereof to be illegal, invalid or unenforceable that provision or portion thereof will be severed from this Agreement without affecting the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

5.14	Non-Merger
Except as otherwise expressly provided in this Agreement, the covenants, representations and warranties and other provisions contained in this Agreement will not merge on but will survive Closing. Closing will not prejudice any right of one Party against any other Party in respect of anything done or omitted under this Agreement or in respect of any right to damages or other remedies.

[Execution Page follows.]

IN WITNESS WHEREOF the Parties have executed this Agreement effective the day and year first above written.

Witness	<<Shareholder>>

2071827 ALBERTA LTD.
Per:	/s/ Bruce Thames
Bruce Thames, Director
Per:	/s/ Jay Peterson
Jay Peterson, Director